21002505

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Section
MAR 03 2021
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52364

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2020 (MM/DD/YY) AND ENDING 12-31-2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCMG Capital Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 East Canal Street, Suite 850
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel 717-249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cherry Bekaert LLP
(Name – *if individual, state last, first, middle name*)

200 South 10th Street, Suite 900	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Kelso, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCMG Capital Advisors, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

ASHLEY A. GIFFIN
NOTARY PUBLIC
REG. #7130324
MY COMMISSION EXPIRES 10/31/2024
COMMONWEALTH OF VIRGINIA

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

✓ Independent Accountant's Report on Exemption Report

✓ Exemption Report

Financial Statements
Year ended
December 31, 2020

MCMG Capital Advisors, Inc.

MCMG Capital Advisors, Inc.
Contents

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Member
MCMG Capital Advisors, Inc.
Richmond, Virginia

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MCMG Capital Advisors, Inc. (the "Company") as of December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Other Supplementary Information

The supplemental information contained in Schedule I, Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Act of 1934, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

Richmond, Virginia
February 23, 2021

We have served as the Company's auditor since 2020.

MCMG Capital Advisors, Inc.

Statement of Financial Condition

December 31,		**2020**
Assets		
Cash	$	2,897,438
Accounts receivable		12,915
Interest receivable		2,394
Prepaid expenses		6,703
Stockholder advance		3,320
Goodwill		20,303
Total Assets	$	2,943,073
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses		15,120
Due to related party		1,013,992
Distribution payable		1,100,000
Deferred revenue		50,000
Stockholder redemption liability		66,215
Promissory note payable		289,367
Total liabilities		2,534,694
Commitments and contingencies (Notes 7, 9 and 10)		
Stockholders' equity		
Common stock		14
Addditional paid-in-capital		64,869
Stockholder notes receivable		(53,287)
Retained earnings		396,783
Total stockholders' equity		408,379
	$	2,943,073

The accompanying notes are an integral part of these financial statements.

MCMG Capital Advisors, Inc.

Statement of Income

Year Ended December 31,	**2020**
Revenues	
Fee income	$ 6,527,430
Reimbursable expenses	26,544
Total Revenues	6,553,974
Operating expenses	
Commissions	3,226,126
Allocated general and administrative expenses - related party	2,634,917
Professional fees	68,552
Referral Fees	50,500
Taxes, licenses and permits	32,353
Miscellaneous	36,907
	6,049,355
Income from operations	504,619
Other income and expense	
Interest income	6,115
Interest expense	(13,670)
	(7,555)
Net income	$ 497,064

The accompanying notes are an integral part of these financial statements.

Year Ended December 31, 2020

	Common Stock	Additional Paid-In Capital	Shareholder Notes Receivable	Retained Earnings	Total
Balance - December 31, 2019	$ 14	$ -	$ -	$ 999,719	$ 999,733
Issuance of shares	1	179,168	(62,197)	-	116,972
Shareholder redemption	(1)	(114,299)	-		(114,300)
Repayment of notes receivable	-	-	8,910	-	8,910
Distributions	-	-	-	(1,100,000)	(1,100,000)
Net income	-	-	-	497,064	497,064
Balance - December 31, 2020	$ 14	$ 64,869	$ (53,287)	$ 396,783	$ 408,379

The accompanying notes are an integral part of these financial statements.

MCMG Capital Advisors, Inc.

Statement of Cash Flows

Year Ended December 31,	2020
Cash flows from operating activities	
Net income	$ 497,064
Adjustments to reconcile to net cash from operating activities:	
Change in:	
Accounts receivable	31,351
Prepaid expenses	(219)
Interest receivable	(2,319)
Settlement receivable	607,809
Accounts payable and accrued expenses	(9,156)
Due to related party	769,575
Deferred revenue	(40,000)
Net cash provided by operating activities	1,854,105
Cash flows from investing activities	
Advances to related party	4,236
Net cash provided by investing activities	4,236
Cash flows from financing activities	
Repayment of notes payable	(172,857)
Payments of distributions on common stock	(250,000)
Stockholder stock purchase	116,972
Stockholder notes receivable payments	8,910
Net cash used in financing activities	(296,975)
Net increase in cash and cash equivalents	1,561,366
Cash - beginning of year	1,336,072
Cash - end of year	$ 2,897,438
Supplemental disclosure of cash flow information	
Cash paid for interest	$ 13,670
Supplemental disclosure of noncash investing and financing activities	
Stockholder redemption liability	$ 114,300
Stockholder receivable issued for shares purchased	$ 62,197
Stockholder distribution payable of common stock	$ 1,100,000

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

MCMG Capital Advisors, Inc. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal office is located in Richmond, Virginia. The Company provides merger and acquisition consulting services primarily to privately held companies and assists with the placement of new offerings of debt and equity securities. The Company does not maintain custody of client funds or engage in firm trading, brokerage activities and securities underwriting.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Goodwill

Goodwill represents the excess of the consideration transferred over the fair value of net assets acquired in a business combination. Goodwill is not amortized but rather tested for impairment at least annually. During the year ended December 31, 2020, no impairment losses were incurred as the Company concluded that goodwill was not impaired following the completion of its annual impairment review.

Concentration of Credit Risk

At times, the Company may have cash and cash equivalents at a financial institution in excess of insured limits. The Company places its cash and cash equivalents with high credit quality financial institutions whose credit rating is monitored by management to minimize credit risk. At December 31, 2020, cash exceeded federal insured limits by $2,647,568.

Revenue from Contracts with Customers

Disaggregation of fee income – The Company provides advisory services on mergers and acquisitions. The Company has determined that all performance obligations are satisfied at a point in time. Fee income can be disaggregated into commission fees, retainer fees, and reimbursable expenses.

Revenue for commission income is recognized at the point in time that performance under the arrangement is completed which is the closing date of the transaction. For the year ended December 31, 2020, fee income from commission fees was $6,162,430.

Retainer fees received from customers are recognized as stipulated within the contract terms and are based on the completion of services rendered prior to the marketing of the Company which typically occurs within four to six weeks of the signing of the contract. For the year ended December 31, 2020, fee income from retainer fees was $365,000.

The Company bills its customers for certain travel and other expenses incurred in accordance with the terms of its contracts. The Company records these reimbursements as revenue in the period in which the cost is incurred. For the year ended December 31, 2020, $26,544 of reimbursable expense is reported as revenue on the statement of income and the related costs incurred is included in miscellaneous expense.

Variable consideration – The nature of the Company's business gives rise to variable consideration, including commission income based on future contingent events. Variable consideration is included in the transaction price to the extent it is probable that a significant reversal of revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Deferred revenue – Deferred revenue consists of billings to customers for retainer fees in excess of the related revenue recognized. As of December 31, 2020, deferred revenue was $50,000. The Company expects to recognize this balance as revenue upon the completion of services rendered prior to the marketing of the Company. Deferred revenue at December 31, 2019 of $90,000 was recognized during 2020 and included as part of retainer fees noted above.

Accounts and Notes Receivable

The Company carries its accounts and notes receivable net of an allowance for doubtful accounts. Accounts and note receivable balances are evaluated on a regular basis and allowances are provided for potentially uncollectible amounts based on management estimates. Allowance adjustments are charged to provision for bad debt expense in the period in which the related facts causing adjustment become known.

Commissions

Commissions are incurred and accrued at the time the related fee income is recognized.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed on their proportionate share of the Company's taxable income. The Company files income tax returns in the U.S. federal jurisdiction and the states of Virginia, Maryland, Illinois and Texas. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2020.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirement

The Company is subject to the Net Capital Rule of the Securities and Exchange Commission (SEC) Rule 15c3-1 (Rule). This Rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined in the Rule, and also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $362,744, which was $193,765 in excess of its net capital requirement of $168,979. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was 6.99 to 1 as of December 31, 2020.

4. Stockholder Notes Receivable

During 2020, upon issuance of common shares, the Company issued promissory notes to two stockholders. The stockholders pledged the issued stock as collateral for the notes. Payments on the notes are due in three annual installments of principal plus interest at 6.75% beginning December 31, 2020. In the event the Company makes a non-tax shareholder distribution with respect to the pledged shares, the distribution shall be applied to the principal. During 2020, no distributions were applied to the notes receivable. One stockholder made a principal payment of $8,910. The outstanding balance at December 31, 2020 was $53,287.

5. Capital Stock

Authorized capital stock of the Company consists of 10,000 shares of common stock, par value $0.01 per share. As of December 31, 2020, issued and outstanding shares were 1,463.340.

Effective December 31, 2020, a distribution of $1,100,000 was declared and recorded as a distribution payable.

6. Stockholder Redemption

On December 31, 2019, the Company and one of its stockholders entered into a stockholder redemption agreement whereby the stockholder's equity in the Company would be redeemed in exchange for a historical promissory note in the amount of $126,784 (Note 7), plus an amount equal to and an earn-out note based on earnings before interest, tax, depreciation, amortization ("EBITDA"). The earn-out note, per the agreement's provisions, is based on one times the average of EBITDA for the three years following the stock redemption (2020, 2021, 2022). Based on the Company's EBITDA for 2020, the earn-out liability is estimated to be $14,215, and is recorded as a stockholder redemption liability on the statement of financial condition at December 31, 2020.

On December 31, 2020, the Company and the same stockholder above entered into another stockholder redemption agreement whereby the stockholder's equity in the Company would be redeemed in exchange for a historical promissory note in the amount of $48,214 (Note 7), plus an amount equal to and an earn-out note based on EBITDA. The earn-out note, per the agreement's provisions, is based on one times the average of EBITDA for the three years following the stock redemption (2021, 2022, 2023). As these amounts relate to future periods and are currently unknown, no accrual has been recognized as of December 31, 2020.

On December 31, 2020, the Company and one of its stockholders entered into a stockholder redemption and separation agreement whereby the stockholder's equity in the Company would be redeemed in exchange for cash consideration of $52,000. Payment was made in January 2021. The amount is recorded as a stockholder redemption liability on the statement of financial condition at December 31, 2020.

7. Notes Payable

Notes payable consist of the following at December 31, 2020:

A $48,214, note payable in 36 monthly installments through 2023 with principal payments of $1,339 and interest of 5.25%; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 9); balance of $48,085 at December 31, 2020.

A $126,784 note payable in 36 monthly installments through 2022 with principal payments of $3,522 and interest of 6.75%; secured by the stock of the Company and an Unconditional Guarantee agreement (Note

9); balance of $84,523 at December 31, 2020.

Effective December 31, 2019, the Company became obligated for a $178,382 earn-out note with a former stockholder based on a related stockholder redemption and separation agreement. Commencing September 2020, the earnout note is payable in 33 monthly equal payments of $5,406 plus 6.75% interest; secured by the stock of the Company and an Unconditional Guarantee agreement (Note 9); balance of $156,759 at December 31, 2020.

Maturities on notes payable for future years ending December 31 are as follows:

2021	$123,199
2022	$123,199
2023	$ 42,969
	$ 289,367

8. Related Party Transactions

The Company has an expense sharing agreement with an affiliated company, Matrix Capital Markets Group, Inc. ("MCMG"), which is owned and controlled by the stockholders of the Company. The expense sharing agreement requires the Company to reimburse MCMG for expenses requested by the Company and paid on their behalf. Expenses covered under the expense sharing agreement include outside labor, salaries, taxes, insurance, credit reports, subscriptions, travel expenses, rent, postage, office supplies, accounting and legal services, and other general administrative and office expenses. During 2020, the Company recorded $2,634,917 of allocable expenses payable to MCMG as a result of this expense sharing agreement. At December 31, 2020, amounts due to related party of $1,013,992 represent the remaining reimbursable expenses payable to MCMG.

The Company was a joint tenant with MCMG under an operating lease agreement for their Richmond, Virginia office location through 2020. Rent expense under this lease was allocated monthly to the Company by MCMG under the terms of the Expense Sharing Agreement.

On January 1, 2019, the Company adopted Accounting Standards Update ("ASU") 2016-02, *Leases* (Topic 842). The lease accounting standard outlines the recognition of a right-of-use ("ROU") asset and lease liability on the balance sheet for operating leases. The standard requires disclosures to meet the objective of enabling users of financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The Company has evaluated the lease standard and concluded that payments made by the Company related to their joint lease agreement are considered variable and therefore, excluded from recognition as an operating ROU asset and lease liability.

9. Commitments and Contingencies

The Company guarantees notes payable by its stockholders to a former stockholder. The balance of these notes at December 31, 2020 was $125,389.

The historical notes payable and the earn-out note (Note 7) are secured by an Issuance of Shares agreement and have an Unconditional Guaranty agreement with MCMG. Under the Unconditional Guarantee agreement, MCMG and the Company collectively guarantee all historical and earn-out notes of both companies. MCMG's historical and earn-out notes payable were $385,538 at December 31, 2020.

10. Contingencies – Litigation

The Company may be involved in various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of its business activities. Management believes that any net liability

(not covered by insurance) that may ultimately result from the resolution of any ongoing matters will not have a material adverse effect on the financial condition or results of operation of the Company.

11. Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2021, the date the financial statements were available to be issued.

On January 1, 2021, the Company issued 87.80 common shares to 3 stockholders. The Company received $114,496 and issued promissory notes totaling $114,496. The stockholders pledged the issued stock as collateral for the notes. Payments on the notes are due in three annual installments of principal plus interest at 5.25% beginning December 31, 2021. In the event the Company makes a non-tax shareholder distribution with respect to the pledged shares, the distribution shall be applied to the principal.

On February 8, 2021, the Company declared a distribution of $467,000 to the stockholders on record.

*****

Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31,	**2020**
Shareholders' equity	
Shareholders' equity qualified for net capital	$ 408,379
Subordinated liabilities	
Liabilities subordinated to claims of general creditors	-
Total capital and allowable subordinated liabilities	$ 408,379
Nonallowable assets and miscellaneous capital charges	
Other assets	45,635
Net capital	$ 362,744
Amounts included in total liabilities which represent aggregate indebtedness	$ 2,534,694
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 168,979
Net capital in excess of minimum requirements	$ 193,765
Ratio of aggregate indebtedness to net capital	6.99

Note : There are no material differences between the preceding computation and the Company's corresponding unaudite Report part IIA of form X-17A-5 as of December 31, 2020.

See report of independent public accounting firm.

MCMG Capital Advisors, Inc.

Exemption Report

MCMG Capital Advisors, Inc. (the "Company") (SEC file number 8-52364), is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to mergers and acquisitions and the private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception..

MCMG Capital Advisors, Inc.

I, Thomas Kelso, President, swear (or affirm), that, to my best knowledge and belief, this Exemption Report is true and correct.

____

President

February 23, 2021

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm

To the Members
MCMG Capital Advisors, Inc.
Richmond, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MCMG Capital Advisors, Inc. (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Exemption Report relying on footnote 74 to Securities Exchange Commission ("SEC") Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to conducting business activities as an investment banking firm providing corporate finance, private placement, and advisory services, (2) The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Richmond, Virginia
February 23, 2021

Cherry Bekaert LLP
CPAs & Advisors

Report of Independent Registered Public Accounting Firm on Agreed-Upon Procedures Required by Security and Exchange Commission Rule 17a-5(e)(4)

To the Members
MCMG Capital Advisors, Inc.
Richmond, Virginia

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by MCMG Capital Advisors, Inc. (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. The Company's management is responsible for its Form SIPC-7 compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences;

2. Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5, Part III for the year ended December 31, 2020, as applicable, with the total revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers reconciling adjusted amounts to the Company's trial balance, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct, an examination on the objective of which would be the expression of an opinion on compliance with the applicable instructions on the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Cherry Bekaert LLP

Richmond, Virginia
February 23, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*23*******1565**********************MIXED AADC 220
52364 FINRA DEC
MCMG CAPITAL ADVISORS INC
TWO JAMES CENTER
1021 E CARY ST STE 1150
RICHMOND, VA 23219-4051

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) — $ 9,800.32

B. Less payment made with SIPC-6 filed (exclude interest) — (3,499.36)

7/17/20
Date Paid

C. Less prior overpayment applied — (—)

D. Assessment balance due or (overpayment) — 6,300.96

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum — —

F. Total assessment balance and interest due (or overpayment carried forward) — $ 6,300.96

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 6,300.96

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MCMG Capital Advisors, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of February, 2021.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2020**
and ending **12/31/2020**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,560,090
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	—
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for dollar reimbursement (Deductions in excess of $100,000 require documentation)	<26,544>
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	<26,544>
2d. SIPC Net Operating Revenues	$ 6,533,546
2e. General Assessment @ .0015	$ 9,300.32 (to page 1, line 2.A.)